SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   SCHEDULE 13D
                     Under the Securities Exchange Act of 1934

                          Coventure International Inc.
                            formerly Liquidpure Corp.
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                                (Name of Issuer)

                         Common Stock, $0.0001 Par Value
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                         (Title of Class of Securities)

                                    222891 10 3
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                                 (CUSIP Number)

                                   John Hromyk
                        Suite 174, 3359 - 27th Street N.E.
                            Calgary, Alberta T1Y 5E4
                                 (403) 949-5621
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            (Name, Address and Telephone Number of Person Authorized to
                        Receive Notices and Communications)

                                     o, 2002
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              (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d.-1(g), check the following box [ ].





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CUSIP No.     222891 10 3


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1) Names of Reporting Persons/ I.R.S. Identification Nos. of Above Persons
   (entities only):

   John Hromyk

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2) Check the Appropriate Box if a Member of a Group (See Instructions)

   (a)
   (b)

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3) SEC  Use  Only

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4)   Sources of Funds (See Instructions): PF

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5)   Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d)
     or 2(e)

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6) Citizenship  or  Place  of  Organization:     Canada

Number of          (7)  Sole Voting Power:       10,054,900
Shares Bene-
ficially                (8)  Shared Voting Power          -0-
Owned by
Each Report-      (9)  Sole Dispositive Power:  10,054,900
ing Person
With                  (10)  Shared Dispositive Power     -0-

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11)   Aggregate Amount Beneficially Owned by Each Reporting Person:
   10,054,900

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12)   Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions)

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13)   Percent of Class Represented by Amount in Row  (11):

      95%
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14)   Type of Reporting Person  (See  Instructions):   IN

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Item 1.   Security and Issuer

      This statement relates to the common stock, $0.0001 par value ("Common Stock") of Coventure International Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are presently located at Suite 174, 3359 - 27th Street N.E., Calgary, Alberta T1Y 5E4.

Item 2.   Identity and Background

      This statement is filed by John Hromyk, whose business address is Suite 174, 3359 - 27th Street N.E., Calgary, Alberta T1Y 5E4. Mr. Hromyk is the President and a Director of the Issuer.

      During the last five (5) years, John Hromyk has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      During the last five (5) years, John Hromyk has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining final violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

      Mr. Hromyk is a citizen of Canada.

Item 3.   Source and Amount of Funds or Other Consideration

      John Hromyk used his personal funds to purchase the securities described in Item 5.

Item 4.   Purpose of Transaction

      The securities of the Issuer were acquired by John Hromyk for investment purposes and to ensure more control of the company.

      John Hromyk is an officer, director and major shareholder of the Issuer, and is seeking candidates for merger with or acquisition by the Issuer.

      Mr. Hromyk reserves the right to actively pursue various proposals which could relate to or would result in:

a. The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

b. An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

c. A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

d. Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

e. Any material change in the present capitalization or dividend policy of the Issuer;

f.   Any other material change in the Issuer's business or corporate structure;

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g.   Changes  in the  Issuer's  charter,  by-laws or  instruments  corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

h. Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

i.   A  class  of  equity   securities  of  the  Issuer  becoming  eligible  for
     termination of registration pursuant to Section 12(g)(4) of the Act;

j.   Any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer

(a)   See the cover page of this Schedule
(b)   See the cover page of this Schedule
(c)   In August, 2001 the then President of the Company, Amar
      Bahadoorsingh, sold 6,500,000 shares registered in his name to John Hromyk for $650. Following this sale, and effective August 30, 2001, Mr. Bahadoorsingh resigned as an officer and director and appointed Mr. Hromyk as a director.

      In September, 2001 Mr. Bahadoorsingh sold an additional 500,000 shares registered in his name to Mr. Hromyk for $50. In September, 2001 a major shareholder sold 500,000 shares to Mr. Hromyk for $50. In February, 2002 another shareholder sold 500,000 shares to Mr. Hromyk for $50.

      In April, 2002 Mr. Hromyk acquired an additional 2,054,900 shares of common stock from ten other shareholders of the Company.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to the Securities of the Issuer.

      None.

Item 7.   Material to be Filed as Exhibits.

      None



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                                   SIGNATURES

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:      April 24, 2002


/s/ John Hromyk
John Hromyk